ADMINISTRATIVE SERVICES AGREEMENT

THIS ADMINISTRATIVE SERVICES AGREEMENT (the “Agreement”) is effective this 7th day of November, 2019 (the “Effective Date”) by and between GWFS Equities, Inc. (“GWFS”), a Delaware corporation having its principal office and place of business at 8515 East Orchard Road, Greenwood Village, Colorado, 80111, Tributary Funds, Inc., a registered open-end management investment company organized as a Nebraska corporation having its principal place of business at 1620 Dodge Street, Omaha, NE 68197 (the “Fund Company”) and Tributary Capital Management LLC (the “Adviser”), a Colorado limited liability company having its principal office and place of business at 1620 Dodge Street, Omaha, NE 68197 (each a “Party” and collectively the “Parties”).

WHEREAS, the Adviser, an investment adviser registered under the Investment Advisers Act of 1940, as amended, has an agreement to provide investment management services to the Fund Company, a company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively or as applicable, the “Fund”), and each separate series of the Fund (the “Portfolios”); and

WHEREAS, the Parties contemplate that qualified and nonqualified employee benefit or retirement plans (each a “Plan”), annuity owners, IRA owners, and other account holders with a relationship with GWFS (together with the Plans, the “Account Holders”) will invest their assets in the Fund or its Portfolios; and

WHEREAS, GWFS, a registered broker and member of the Financial Industry Regulatory Authority, Inc., (“FINRA”), or its affiliated third party administrator, has contractually agreed to provide recordkeeping and other administrative services to such Account Holders, which requires (among other things) recordkeeping services, client services, and communication services; and

WHEREAS, GWFS desires to provide the Fund distribution related services and/or administrative/ recordkeeping services as specified herein with respect to Account Holders which have allocated assets to the Fund or the Portfolios (the “Services”).

NOW THEREFORE, the Parties agree as follows:

1.         Terms of Appointment.

(a)       Subject to the terms and conditions set forth in this Agreement, and any Exhibits attached hereto, GWFS shall perform the Services solely with respect to Account Holders which may from time to time purchase or sell Fund or Portfolio shares.

(b)       The Services are distribution related services and/or shareholder administrative/ recordkeeping services, but are not investment advisory services.

(c)       GWFS shall maintain and preserve all records required by this Agreement to be maintained and preserved in connection with providing the Services, and shall otherwise comply with all laws, rules, and regulations applicable to the Services. Upon written request of the Adviser, GWFS shall provide copies of: all historical records relating to Account Holder transactions, any data relating to written communication regarding the Fund or its Portfolios to or from the Account Holders, and any other materials, as may reasonably be requested to enable the Adviser and its representatives and agents to monitor and review the Services, or to comply with any request of the board of directors or trustees (collectively, the “Directors”) of the Fund or of a governmental body or self-regulatory organization. Such copies will be provided at the expense of the Adviser. GWFS shall permit Adviser and its representatives and agents, upon 72 hours prior notice and during regular business hours, to have reasonable access to GWFS’ personnel and records to monitor the performance of the Services.

(d)       The provisions of this Agreement shall in no way limit the authority of the Fund to take such action as it may deem appropriate or advisable in connection with all matters relating to the operations of the Fund and/or the sale of the Fund’s or its Portfolios’ shares.

(e)       The Services provided by GWFS are not in the capacity of a sub-transfer agent for the Adviser or the Fund as that term is defined pursuant to Rule 17A et. seq. of the Securities Exchange Act of 1934; the Fund and the Adviser will not list GWFS as a sub-transfer agent on any required filings made by its transfer agent or in any Fund prospectus; in no event shall GWFS be required or authorized to countersign any securities, monitor the issuance of securities with a view to preventing unauthorized issuance, register the transfer of any securities, or exchange or convert any securities or transfer record ownership of such securities by book entry or otherwise, except as stated herein.

2.         Fees and Expenses.

(a)       For performance of the recordkeeping portion of the Services by GWFS, or its affiliates, on behalf of the Account Holders, the Adviser shall pay GWFS an annual asset-based record keeping fee as set out in the fee schedule attached hereto as Exhibit A and incorporated herein. Such fee will not be payable from any distribution fees set aside by the Fund.

(b)       For performance of the administrative portion of the Services by GWFS, or its affiliates, on behalf of the Account Holders, the Adviser shall pay GWFS an annual fee as set out in the fee schedule attached hereto as Exhibit A for each individual investment sub-account which the Fund does not have to maintain due to the omnibus nature of GWFS’ transactions.

(c)       The administrative service or recordkeeping fee described above shall remain payable and due so long as there remain any Account Holder assets invested in the Fund, regardless of the termination of this Agreement. The Fund may modify the rate of the administrative service or recordkeeping fee described above only upon 120 days written notice to GWFS prior to the end of any calendar year, with such revised rate becoming effective as of the 1st of January following any such calendar year.

(d)       Fees are due and payable automatically within 30 days after the last day of the quarter to which such payment relates. In the event such fee is not timely paid, interest at the rate of six % annually (or ½ of one percent per month outstanding prorated for any applicable period if less than one year) shall be due and payable in addition to the unpaid fees.

(e)       GWFS shall calculate the asset balance for each day on which the fees are to be paid pursuant to this Agreement with respect to each applicable Portfolio. The Fund reserves the right to reasonably audit the preparation of such calculation.

(f)       The Fund, Adviser, and their agent shall not suspend or delay payment of fees payable hereunder unless there is a good faith dispute with regard to the payment of such fees. In such event, the provisions of this Agreement regarding dispute resolution shall apply and the original payment due date will serve as the Adviser’s written notice to GWFS of the commencement of a dispute.

3.         GWFS represents and warrants to the Adviser that:

(a)       GWFS is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware.

(b)       GWFS is duly qualified and has all requisite licenses and authority to carry on its business in Delaware and in all other jurisdictions in which it conducts business including, as applicable, territories of the United States, and it is a member in good standing of FINRA.

(c)       GWFS is authorized to enter into this Agreement, and the performance of its obligations hereunder will not violate or conflict with any governing documents, any agreements of GWFS, or any applicable law, rule, or regulation.

(d)       GWFS has and will continue to have access to the necessary facilities, equipment, and personnel to perform its obligations under this Agreement.

(e)       GWFS shall promptly notify the Adviser in the event that it is for any reason unable to perform any of its obligations under this Agreement.

4.         Adviser represents and warrants to GWFS that:

(a)       The Adviser is a Colorado company duly organized, validly existing, and in good standing under the laws of the state of Colorado.

(b)       The Adviser, on its own behalf and that of the Fund, is duly authorized by all necessary action, approval, or authorization to enter into this Agreement, and the performance of its obligations hereunder will not violate or conflict with any governing documents, agreements of the Fund, or any applicable law, rule, or regulation.

(c)       The Adviser and the Fund are duly organized, validly existing, and in good standing under the laws of the jurisdiction in which they are respectively organized and in all other jurisdictions in which they conduct business including, as applicable, territories of the United States.

(d)       The Adviser has and will continue to have access to the necessary facilities, equipment, and personnel to perform its obligations under this Agreement.

(e)       Unless exempt from registration under state or other applicable securities laws, the Portfolios are registered to be offered in each of the 50 states and US territories.

(f)       The Adviser shall promptly notify GWFS in the event that it, or the Fund, is for any reason unable to perform any of their respective obligations under this Agreement.

5.	Recordkeeping/Administrative Duties of GWFS.

(a)        GWFS will maintain a record of the number of Fund and Portfolio shares held by each Account Holder.

(b)       GWFS will perform the required sub-accounting necessary to record Plan participant interests, which will include the name, address, and taxpayer identification number of each such Plan participant, and any other records required by a Plan.

(c)       GWFS will investigate all inquiries from authorized Account Holders relating to the shares held.

(d)       GWFS will record the ownership interest of Account Holders with respect to Fund and/or Portfolio shares and maintain a record of the total number of shares which are so issued to the Account Holders, based upon data provided to GWFS by the Adviser or its designee.

(e)       GWFS will notify the Adviser or its agent if discrepancies arise between the records GWFS maintains for the Account Holders and the information GWFS is provided by the Adviser or its designee. The Adviser, or its designee, and GWFS will cooperate in good faith to resolve any such discrepancies. In all cases, the Adviser’s, or its designee’s records will be determinative of the official records of the Fund.

(f)       Notwithstanding anything stated herein to the contrary, GWFS may designate one or more of its affiliates or its parent company, Great-West Life & Annuity Insurance Company, for any performance required under this Agreement.

6.	Account Holder Communication Duties of GWFS.

(a)       GWFS, or it’s designee, will address and mail to Account Holders and Plan representatives, for distribution to participants, as applicable, all reports to shareholders, dividend and distribution notices, prospectuses, proxy materials, and any other related documents as provided by the Adviser and as required by law to be distributed; provided however, Adviser or its designee will be responsible for shipping the requested materials to GWFS branch offices as instructed by GWFS.

(b)       GWFS will execute trades in accordance with the trading terms set forth in Schedule 1, attached hereto and incorporated herein.

(c)       GWFS registered representatives will answer Account Holder and/or Plan participant inquiries concerning the Fund or its Portfolios, and assist Account Holders and/or Plan participants in completing applications or other transactions involving the purchase or redemption of Fund or Portfolio shares; provided, however, any information supplied by GWFS will either be previously approved by Adviser, supplied by Adviser, or derived from the applicable prospectus.

(d)       GWFS will use reasonable efforts to render assistance to, and to cooperate with the Funds to achieve compliance with the Funds’ policies and restrictions on short-term or excessive trading activity as they may be amended from time to time, to the extent required by applicable laws, rules, or regulations, or as agreed between the Parties in Schedule 2, attached hereto and incorporated herein.

7.	Indemnification.

(a)       GWFS shall indemnify the Adviser and its affiliates and their directors, officers, members, employees, agents, and each person, if any, who controls the Adviser within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) against any losses, claims, damages, expenses (including reasonable fees and expenses of legal counsel) or liabilities (collectively, “Damages”) to which any such indemnitee may become subject insofar as such Damages arise out of (i) any gross negligence or willful misconduct on the part of GWFS or its employees or agents, (ii) the breach of any representation or warranty of GWFS under this Agreement, or (iii) the failure of GWFS or its employees or agents to comply with GWFS’ obligations under this Agreement; provided, however, that GWFS will not be liable for indemnification hereunder to the extent any Damages result from the gross negligence or willful misconduct of the indemnitees.

(b)       The Adviser shall indemnify and hold harmless GWFS and its affiliates and their directors, officers, members, employees, agents, and each person, if any, who controls GWFS within the meaning of the Securities Act, against any Damages to which any such indemnitee may become subject insofar as such Damages arise out of (i) any gross negligence or willful misconduct on the part of the Adviser, Underlying Funds or their employees or agents, (ii) the breach of any representation or warranty of the Adviser under this Agreement, (iii) the failure of the Adviser or its employees or agents to comply with the Adviser’s obligations under this Agreement, (iv) the failure of the Adviser or Underlying Funds to comply with the terms of the Underlying Fund’s prospectus, or (v) errors or delays in the calculation of the Underlying Fund’s daily net asset value or errors or delays made by the Underlying Fund or its designee when transmitting such information to GWFS; provided, however, that the Adviser will not be liable for indemnification hereunder to the extent that any Damages result from the gross negligence or willful misconduct of the indemnitees.

(c)       Promptly after receipt by an indemnitee of notice of the commencement of a claim or action that may be covered hereunder (a “Claim”), the indemnitee shall notify the indemnitor of the commencement thereof; provided, however, that the failure to provide such prompt notice to the indemnitor shall not relieve the indemnitor of any liability it may have to an indemnitee unless such failure has prejudiced the defense of such claim. As a condition to indemnification hereunder, the indemnitee shall provide the indemnitor with complete details, documents, and pleadings concerning any Claim. The indemnitor will be entitled to participate in any Claim and may assume the defense thereof with counsel reasonably satisfactory to the indemnitee. However, if the indemnitee reasonably determines that defenses may be available to it which are not available to the indemnitor, and which may be inconsistent with the interests of the indemnitor, then the indemnitee shall have the right to assume its own defense, with counsel reasonably satisfactory to the indemnitor. If this situation arises, the indemnitee will promptly notify the indemnitor in writing of its decision and the reasons therefor. The indemnitor shall remain responsible for the cost of reasonable legal or other expenses incurred as they pertain to the additional or inconsistent defenses of indemnitee. After notice from the indemnitor to the indemnitee of the indemnitor’s election to assume the defense of any Claim, the indemnitor will not be liable to any indemnitee under this Agreement for any legal or other expenses subsequently incurred by the indemnitee in connection with the defense of such Claim, except as stated herein. No Party shall unilaterally compromise or settle any such claim without the written consent of the other Party. Such consent will not be unreasonably withheld.

(d)       In providing the indemnifications set forth in this Agreement, each Party shall maintain insurance in commercially reasonable amounts and/or as required by FINRA. No provision of this Agreement shall be construed to relieve an insurer of any obligation to pay a claim to a Party which would otherwise be covered in the absence of such provision.

8.         Assignment. Neither this Agreement nor any rights or obligations hereunder may be assigned by any Party without the prior written consent of the other Party; provided however, that an assignment by any Party to a third party acquirer of all or substantially all of such Party’s assets and obligations will not require the consent of any other Party. This Agreement shall inure to the benefit of, and be binding upon, the Parties and their respective permitted successors and assigns.

9.         Term and Termination. This Agreement will become effective on the Effective Date and will continue in effect until terminated. This Agreement may be terminated at any time by any Party upon 90 days written notice to the other Party. Notwithstanding the foregoing, this Agreement will terminate immediately upon either (i) a material breach by any Party not cured within 30 days after notice from another Party, or (ii) termination of the Adviser’s agreement to provide services to the Fund. The provisions of this Agreement on indemnification and confidentiality will continue in full force and effect after termination of this Agreement. Section 2 and Exhibit A will continue in full force and effect after termination of this Agreement with respect to Account Holders with assets allocated to the Fund(s) or Portfolio(s) at the time of termination.

10.       Confidentiality.

(a)       The Parties shall keep confidential, and treat as proprietary, all information obtained regarding the other Party, its products, clients, employees, operations, and any other information obtained during this relationship (“Confidential Information”). No Party shall use any such Confidential Information except as may be required herein. The Parties shall take commercially reasonable measures to protect Confidential Information from access by unauthorized parties, and shall take commercially reasonable measures to prevent Confidential Information from being disclosed to a third party other than the Party’s affiliates, officers, directors, members, employees, agents, representatives, or service providers that need to know such information in connection with the performance of the Party’s duties and obligations hereunder, without the prior consent of the other Party.

(b)       Confidential Information does not include the information which (i) was publicly known and/or was in the possession of the Party receiving Confidential Information (the “Receiving Party”) from other sources prior to its receipt from the Party disclosing Confidential Information (the “Disclosing Party”), or (ii) is or becomes publicly available other than as a result of a disclosure by the Receiving Party or its representatives, or (iii) is or becomes available to the Receiving Party on a non-confidential basis from a source (other than the Disclosing Party) which, to the best of the Receiving Party’s knowledge and after due inquiry, is not prohibited from disclosing such information to the Receiving Party by a legal, contractual, or fiduciary obligation to the Disclosing Party.

(c)       The Parties acknowledge that any nonpublic personal information (as defined by applicable law or regulation promulgated under Title V of the Gramm-Leach-Bliley Act of 1999 (the “Act”)) of Account

Holders, including customers (both as defined by the Act or other applicable law or regulation including, but not limited to, Regulation S-P, 17 CFR §§ 248.1-248.30), will be disclosed or utilized solely to carry out the terms of this Agreement in the ordinary course of business. Further, Adviser shall use commercially reasonable efforts to safeguard and protect such nonpublic personal information.

11.       Entire Agreement. This Agreement, and any Exhibits and Schedules attached hereto, sets forth the entire agreement and understanding of the Parties relating to the subject matter hereof, and supersedes all differing terms of prior agreements, arrangements, and understandings, whether written or oral, among the Parties.

12.       Amendments; Waivers. This Agreement may be amended or modified, and the terms or covenants hereof may be waived, only by a written instrument executed by all of the Parties, or in the case of a waiver, by the Party waiving compliance.

13.       Notices. Unless otherwise specified, all notices and other communications required hereunder shall be in writing and shall be hand delivered, sent by express delivery, or sent by certified mail to the other Parties at the following addresses. Such addresses may be changed from time to time by any Party by providing written notice to the other Parties. All notices will be effective upon delivery.

(a)	If to the Adviser or the Fund Company:

Tributary Capital Management LLC

1620 Dodge Street, Stop 1089

Omaha, NE 68197

Attn: President

(b)	If to GWFS:

GWFS Equities, Inc.

8515 East Orchard Road

Greenwood Village, Colorado 80111

ATTENTION: Bill Harmon, Senior Vice President

cc: Beverly A. Byrne, Senior Vice President, Legal and Chief Compliance Officer

14.       Governing Law; Dispute Resolution.

(a)       This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Colorado, without giving effect to conflicts of law principles which might refer such interpretations to the laws of a different state or jurisdiction.

(b)       The provisions of this Section will not affect any Party's right to seek injunctive or other provisional relief at any time. The Parties shall continue performance of their respective obligations and duties under this Agreement during dispute resolution.

(c)       The Parties will use reasonable efforts to resolve any dispute arising out of this Agreement through a meeting of appropriate managers from each Party. If the Parties are unable to resolve the dispute, any Party may escalate the dispute to its executives. If an executive level meeting fails to resolve the dispute within 30 days after escalation, any Party may seek any available legal relief as set forth below in subsection (d).

(d)       For any dispute that is subject to mandatory arbitration under the then existing FINRA Code of Arbitration Procedure (the “FINRA Code”), such dispute will be adjudicated according to the FINRA Code. The Parties shall timely submit a joint request for an explained decision, consistent with the FINRA Code, and shall evenly share the cost for such request. All other disputes with respect to this Agreement may be resolved by resort to any available legal relief.

15.       Legal Relationship of Parties. The Parties are independent contractors and not partners or co-venturers.

16.       Captions. The headings contained herein are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

17.       Severability. If any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, the remaining provisions and portions of this Agreement will be unaffected thereby and will remain in full force and effect to the extent permitted by law.

18.       Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together constitute one and the same instrument.

19.       Force Majeure. None of the Parties shall be liable to the others for any and all losses, damages, costs, charges, counsel fees, payments, expenses, or liability due to any failure, delay or interruption in performing its obligations hereunder due to causes or conditions reasonably beyond its control including, without limitation, labor disputes, strikes (whether legal or illegal), lock outs (whether legal or illegal), civil commotion, riots, war and war-like operations including acts of terrorism, invasion, rebellion, hostilities, military power, sabotage, governmental regulations or controls, failure of power, fire or other casualty, accidents, national or local emergencies, boycotts, picketing, slow-downs, work stoppages, inability to obtain materials or services, natural disasters, acts of God, or disruptions in orderly trading on any relevant exchange or market.

20.       Anti-Money Laundering. The Parties represent and warrant that, to the extent applicable, each has adopted and has in effect, and will continue to have in effect at all times during the period of this Agreement, an anti-money laundering program (“AML Program”) that complies with the Bank Secrecy Act, as amended by the USA PATRIOT Act and any future amendments, and the rules and regulations enacted thereunder, as well as the rules, regulations, and regulatory guidance of the SEC, FINRA, or any other applicable self-regulatory organization. The Parties further represent that, to the extent applicable, their respective AML Program at a minimum: (1) designates a compliance officer to administer and oversee the AML Program; (2) provides ongoing employee training; (3) includes an independent audit function to test the effectiveness of the AML Program; (4) establishes internal policies, procedures, and controls that are tailored to its particular business; (5) will include a customer identification program consistent with the rules under section 326 of the Act; (6) provides for the filing of all necessary anti-money laundering reports including, but not limited to, currency transaction reports and suspicious activity reports; (7) provides for screening all new and existing customers against the Office of Foreign Asset Control (“OFAC”) list and any other government list that is or becomes required; and (8) allows for appropriate regulators to examine such Party’s AML books and records. The Parties agree to provide to the other Party an annual certification that it has implemented an AML program and continues to perform the requirements of its Customer Identification Program.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers, effective as of the Effective Date.

GWFS EQUITIES, INC.

By:
Name:
Title:

TRIBUTARY CAPITAL MANAGEMENT LLC

By:
Name: Mark Wynegar
Title: President

TRIBUTARY FUNDS, INC.

By:
Name: Brittany Fahrenkrog
Title: Vice President

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EXHIBIT A

PORTFOLIOS AND FEES

This agreement and the fees shown below will apply to the Institutional Class of Shares of the Fund Company.

Recordkeeping and Administrative Service Fees

The Adviser and Fund Company shall pay GWFS an annual fee of 0.40% of the average aggregate daily net asset value of shares of the Fund or its Portfolios held in Omnibus Accounts. Such fee shall be paid in arrears, quarterly. Each quarterly fee shall be determined at the end of each quarter, and each quarterly fee will be independent of every other quarterly fee.

(Schedule 1 to follow)

SCHEDULE 1

TRADING

For the purposes of this Schedule 1, ‘GWFS’ refers to GWFS Equities, Inc. or its designated agent.

1.         Non-NSCC Trades.

The following procedures for purchase, redemption, and exchange orders for shares from Account Holders as set forth in this Section 1 are presented as an alternative means of trading in the event that the National Securities Clearing Corporation (“NSCC”) Fund/SERV system (“Fund/SERV”) is unavailable when the New York Stock Exchange is open.

(a)       GWFS shall maintain one or more omnibus accounts (the “Accounts”) with each Portfolio or its designated transfer agent (the “Transfer Agent”). The Accounts shall be held in the name of GWFS or a nominee. GWFS shall act as agent for the Fund, and shall receive from the Account Holders for acceptance as of the close of trading on the New York Stock Exchange (normally 4:00 p.m. ET) (the “Close of Trading”) on each day that the New York Stock Exchange is open for regular business (each a “Business Day”) (based upon the Account Holders’ receipt of instructions from Plan participants prior to the Close of Trading on each such Business Day): (i) orders for the purchase of shares of the Funds; (ii) redemption requests and redemption directions with respect to shares of the Funds held by the Plans; and (iii) orders for the exchange of shares from one Portfolio to another Portfolio (such purchase orders, redemption requests and exchange orders collectively the “Instructions”).

(b)       The Fund, the Fund’s distributor (the “Distributor”), or their agents shall use commercially reasonable efforts to furnish GWFS, for each Fund or Portfolio, by 7:00 p.m. ET the following:

(i)       The final net asset value (“NAV”) information as calculated at the Close of Trading on each Business Day;

(ii)       Dividend information (for periodic payments or equity dividends or capital gains not later than the ex-date and for all other intermittent dividends, not later than the date such dividend is ex to the Account Holders);

(iii)       In the case of fixed income or money market funds, the daily accrual or the interest rate factor on each Business Day; and

(iv)       All pricing information, dividend information, and other similar notifications will be communicated via email, phone, overnight mail, facsimile, or an electronic medium acceptable to the Parties.

(c)       Instructions will be deemed received by the Fund if received by GWFS prior to the Close of Trading on the Business Day of the original communication to GWFS (the “First Business Day”). GWFS shall cooperate to enable the Fund, the Transfer Agent, and the Funds’ principal underwriter (by e-mail, phone, facsimile, or such other means upon which the Parties may mutually agree) to receive Instructions and deliver confirmations on the Business Day following the First Business Day (the “Second Business Day”). GWFS shall communicate confirmation of the transactions effectuated as a result of the receipt of Instructions to the applicable Plan representative. GWFS shall communicate (by e-mail, phone, facsimile, or such other means upon which the Parties may mutually agree) Instructions based on orders received by GWFS by the Close of Trading on the First Business Day to the Transfer Agent no later than 9:00 a.m. ET on the Second Business Day (prenotification shall not be required); the Fund shall cause the Transfer Agent to communicate (by e-mail, phone, facsimile, or such other means upon which the Parties may mutually agree) confirmations by the Close of Trading on the Second Business Day. GWFS shall, as agent for the Fund, process all Instructions in accordance with the procedures set forth in each Fund’s then-current prospectus and statement of additional information (collectively, the “Prospectus”). In no event shall GWFS accept Instructions on any Business Day that were not received by GWFS prior to the Close of Trading on the Business Day on which such Instructions are to be prepared. Instructions received in proper form by GWFS after the Close of Trading on any Business Day shall be treated as if received on the next following Business Day.

(d)       Upon receipt of the monies paid to GWFS by the Transfer Agent for the redemption of shares of the Fund, GWFS shall pay, or shall direct the Plan representative to pay, such monies. GWFS shall not process or effect any redemption with respect to shares of a Fund after receipt by GWFS of notification of the suspension of the determination of the NAV of such Fund.

(e)       All orders transmitted to the Fund will be based on Instructions communicated in proper form. In no event shall GWFS accept Instructions for processing on the First Business Day later than the Close of Trading on such Business Day.

(f)       The Parties shall settle all trades (including purchases, redemptions, and exchanges) on the Business Day following the trade date (“Settlement Date” = trade date + 1). The Parties will send all wires for net purchases and redemptions by the close of the Federal Reserve Wire Transfer System (normally 5:30 p.m. ET) on the Settlement Date. All settlements shall be in U.S. dollars, and a Fund or the Distributor will pay redemption proceeds in whole. Redemptions will not be made in whole or in part by a distribution of in kind securities.

(g)       The Fund shall cause the Distributor or its agent to send (via e-mail, phone, overnight mail, facsimile, or an electronic medium acceptable to the Parties) daily confirmations of all trades to GWFS no later than the day following the communication of the purchase or redemption order.

(h)       The Fund, Distributor, Transfer Agent, or their designee, shall maintain an authorized person as set forth in Section 13 who GWFS may contact for a reasonable period of time after communication of information to GWFS so that GWFS may confirm the information provided pursuant to subpart (b) of this Section 1.

(i)       On any Business Day when the Federal Reserve Wire Transfer System is closed, all communication and processing will be suspended for the settlement of trades. Trades will be settled on the next Business Day that the Federal Reserve Wire Transfer System is open. The original trade date will apply.

2.         Procedures for Order and Settlement via Fund/SERV.

The following procedures for purchase, redemption, and exchange orders for shares from Account Holders as set forth in this Section 2 are presented as the primary means of trading when GWFS, the Distributor and/or the Fund’s Custodian or other Fund agent are members of the NSCC. To the extent the Parties are NSCC members, the terms and conditions of NSCC membership are incorporated into this Agreement.

(a)       Although Matrix Level 0 trading (Trust Networking) procedures will be used, the Parties acknowledge that GWFS is not a trust entity and does not perform or act in a fiduciary manner whatsoever with regard to the Account Holders.

(b)       GWFS shall maintain one or more Accounts with respect to each Portfolio or its designated Transfer Agent. The Accounts shall be held in the name of GWFS or a nominee. The Fund, Distributor, or their agents shall use commercially reasonable efforts to furnish GWFS, for each Fund or Portfolio, by 7:00 p.m. ET the following:

(i)       The final NAV information as calculated at the Close of Trading on each Business Day;

(ii)       Dividend information (for periodic payments or equity dividends or capital gains not later than the ex-date and for all other intermittent dividends, not later than the date such dividend is ex to the Account Holders);

(iii)       In the case of fixed income or money market funds, the daily accrual or interest rate factor (as applicable) on each Business Day; and

(iv)       All pricing information, dividend information, and other similar notifications will be communicated via Fund/SERV or via email, phone, overnight mail facsimile, or an electronic medium acceptable to the Parties.

(c)       As agent for the Fund, GWFS shall receive Instructions as of the Close of Trading on each Business Day based upon the Plans’ receipt of instructions from Account Holders prior to the Close of Trading on each such Business Day. Upon receipt of Instructions as of the Close of Trading, GWFS shall calculate the net purchase and/or redemption order for each Fund for each Account. Instructions received by GWFS, or its agent, prior to the Close of Trading on the First Business Day shall be transmitted to the NSCC by NSCC Cycle 12 on the Second Business Day (prenotification shall not be required). Subject to GWFS’ compliance with the foregoing, the Business Day on which instructions are received by GWFS, or its agent, in proper form prior to the Close of Trading shall be the date as of which shares of the Funds are deemed purchased or redeemed pursuant to such Instructions. Instructions received in proper form by GWFS after the Close of Trading on any given Business Day will be treated as if received on the next following Business Day. Dividends and capital gains distributions shall be automatically reinvested at net asset value in accordance with the Funds’ then-current Prospectuses.

(d)       Upon receipt of the monies paid to GWFS by the Transfer Agent for the redemption of shares of the Funds, GWFS shall pay, or shall direct the Plan representative to pay, such monies. GWFS shall not process or affect any redemption with respect to shares of a Fund after receipt by GWFS of notification of the suspension of the determination of the NAV of such Fund.

(e)       All orders transmitted to the Fund will be based on Instructions communicated in proper form. In no event shall GWFS accept Instructions for processing on the First Business Day later than the Close of Trading on such First Business Day.

(f)       The Parties shall settle all trades (including purchases, redemptions, and exchanges) on the Business Day following the trade date (“Settlement Date” = trade date + 1). The Parties shall execute all settlements on the Settlement Date in accordance with NSCC rules and procedures. Settlements shall be in U.S. dollars, and a Fund or the Distributor will pay redemption proceeds in whole. Redemptions will not be made in whole or in part by a distribution of in kind securities.

(g)       The Fund shall cause the Distributor or its agent to send (via e-mail, phone, facsimile, or an electronic medium acceptable to the Parties) daily confirmations of all trades to GWFS no later than the day following the communication of the purchase or redemption order.

(h)       The Fund, Distributor, Transfer Agent, or their respective designee, shall maintain an authorized person as set forth in Section 15 for which GWFS may contact for a reasonable period of time after communication of information to GWFS so that GWFS may confirm the information provided pursuant to subpart (b) of this Section 2.

(i)        On any Business Day when the Federal Reserve Wire Transfer System is closed, all communication and processing will be suspended for the settlement of trades. Trades will be settled on the next Business Day that the Federal Reserve Wire Transfer System is open. The original trade date will apply.

3.         Position Files. Daily, the Fund shall cause the Distributor to furnish GWFS information setting forth the position of each Account Holder as of a date determined by GWFS. All such notifications will be communicated via

Fund/SERV. If such services are unavailable for any reason, or if any Party is not capable of transmitting or receiving such information via Fund/SERV, the communication will be made via e-mail, phone, facsimile, or an electronic medium acceptable to the Parties.

4.         Dividends and Distributions. Upon the declaration of each dividend and each capital gain distribution by the Directors of the Fund with respect to shares of the Portfolios, pursuant to Section 1(b)(ii) for manual trading or Section 2(b)(ii) for NSCC trading, the Distributor shall furnish, or cause to be furnished to, GWFS information setting forth the date of the declaration of such dividend or distribution, the ex-dividend date, the date of payment thereof, the record date as of which shareholders are entitled to payment, the amount payable per share to the shareholders of record as of that date, and the total amount payable on the payment date. On or before the payment date specified in such resolution of the Directors, the Distributor, or its agent, will pay to the Accounts sufficient cash to make payment for Fund shares as of such payment date. With respect to the reinvestment of dividends and capital gains, the number of shares reinvested shall be furnished to GWFS by the following Business Day. All such dividend notifications will be communicated via Fund/SERV. If such services are unavailable for any reason, or if any Party is not capable of transmitting or receiving such information via Fund/SERV, the communication shall be made via e-mail, phone, facsimile, or an electronic medium acceptable to the Parties.

5.         Verification. As soon as practicable after receiving a report, notification, or information transmitted by a Party, each Party shall verify to such other Party its receipt of such transmission by e-mail, phone, facsimile, or an electronic medium acceptable to the Parties. In the absence of such verification, a Party to whom a transmission is sent shall not be liable for any failure to act in accordance with such transmission unless the sending Party can prove that such transmission was actually received by such other Party.

6.         Trade Corrections and Trade Rejections.

(a)       Trade Corrections. In the event of an error in the process of a trade request, the Parties will work together in good faith to coordinate the correction of such error at the applicable NAV (each a “Trade Correction”) no later than 3 days after Settlement Date of the erroneous trade. All such Trade Corrections will be communicated via Fund/SERV. If such services are unavailable for any reason, or if any Party is not capable of transmitting or receiving such information via Fund/SERV, Trade Corrections will be communicated via e-mail, phone, overnight mail, facsimile, or an electronic medium acceptable to the Parties. The Party reasonably at fault for such error shall provide indemnification according to the indemnification provisions of this Agreement.

(b)       Trade Rejections. In the event a trade request is prevented due to system problems or otherwise rejected (each a “Trade Rejection”), the Parties will work together in good faith to coordinate retransmission and settlement of such trade request at the applicable NAV. Promptly, but no later than 11:00 a.m. ET on the next Business Day, GWFS will notify the Fund or the Transfer Agent of the Trade Rejection via e-mail, phone, overnight mail, facsimile, or an electronic medium acceptable to the Parties. The Party reasonably at fault for such Trade Rejection shall provide indemnification according to the indemnification provisions of this Agreement.

7.         Pricing Errors. In the event of an error in the computation of a Portfolio of the Fund’s NAV or any dividend or capital gain distribution (each, a “Pricing Error”), the Distributor or the Fund shall promptly notify GWFS as soon as practicable after discovery of the error. Such notification may be verbal, but shall be confirmed promptly in writing. A Pricing Error shall be corrected according to the NAV error correction policy stated in the applicable Prospectus.

8.         Sales and Other Charges. With respect to the Fund and Portfolios, the Distributor and the Fund agree to waive all front-end and back-end sales loads, and all other similar charges not specifically provided for in this and any other agreements entered into by GWFS and the Distributor and/or the Fund, in their entirety. With respect to a Fund or Portfolio that assesses redemption fees, the Fund and its agents agree to waive periodic rebalancing transactions from the types of transactions subject to such redemption fees

9.       Over/Under Payments. If an adjustment is necessary to correct an error which has caused Account Holders to receive less than the amount to which they are entitled, the number of shares of the applicable account of such Account Holder will be adjusted and the amount of any underpayments shall be credited by the Distributor to GWFS for crediting to the applicable Account Holder accounts. Upon notification by the Distributor of any overpayment due to an error, GWFS shall promptly remit to Distributor any overpayment that has not been paid or credited to Account Holders; however, the Fund and Distributor acknowledge that GWFS does not intend to seek remittance of overpayments from any Account Holder unless GWFS is primarily at fault for such error. GWFS will use commercially reasonable efforts to provide the Fund or Distributor with the necessary information relevant for the Fund or Distributor to seek remuneration from Account Holders. In no event will GWFS be liable to Account Holders for any such adjustments or underpayment amounts unless such adjustment or underpayment is primarily due to the fault of GWFS.

10.       Blue Sky Matters. To the extent commercially reasonable, GWFS will cooperate with the Fund and Distributor with respect to any requests pertaining to the state or territory of residence, as well as the state or territory of domicile of the Account Holders.

(Schedule 2 to follow)

SCHEDULE 2

22c-2 SHAREHOLDER INFORMATION

For the purposes of this Schedule 2, ‘Intermediary’ refers to GWFS Equities, Inc. or its designated agent.

Intermediary has entered into trading and/or fund participation and/or administrative services agreement(s) with the Fund to make certain mutual funds and variable insurance funds available to certain shareholders serviced by Intermediary. The Fund has adopted policies and procedures to protect certain fund(s) and their respective shareholders from potentially harmful trading activity (“Frequent Trading”). Such policies and procedures include reserving the right to reject certain transactions initiated by Plan participants, beneficiaries, individual annuity owners and beneficiaries, and IRA owners (collectively the “Participant(s)”). The Parties desire to have the Intermediary assist the Fund in meeting its goal of restricting potentially harmful Frequent Trading within the fund(s).

Intermediary agrees to perform standardized Frequent Trading monitoring of Participant-Initiated transactions in the Restricted Fund(s) specified by the Fund as outlined below. The Fund agrees that the standardized Frequent Trading monitoring and purchase restriction policies and procedures set out herein satisfy the Fund’s Frequent Trading standards and hereby instructs Intermediary to implement such monitoring policies and procedures.

1.         Definitions specific to this Schedule 2.

(a) Exchange Purchase – Participant-Initiated fund transfer of any portion of a Participant’s assets into a Restricted Fund (not including purchases into the Restricted Fund made with new assets contributed or rolled into a Plan).

(b) Exchange Redemption – Participant-Initiated fund transfer of any portion of a Participant’s assets in a Plan out of a Restricted Fund (not including the withdrawal or distribution of assets out of a Plan).

(c) Participant-Initiated – A voluntary trade or other transaction effected at the direction of the Participant rather than the direction of the sponsor or fiduciary of a Plan.

(d) Purchase Restriction Period – The 30 Day period during which a Participant will be restricted from initiating Exchange Purchases into the affected Restricted Fund(s).

(e) Restricted Fund(s) – Each of the funds subject to the Frequent Trading policy. Restricted Funds do not include any “excepted funds” as defined in SEC Rule 22c-2(b) under the Investment Company Act of 1940, 1 or any funds identified as such by the Fund.

(f)  Round Trip – A Participant-Initiated transfer into a Restricted Fund(s) followed by a Participant-Initiated transfer out of that same Restricted Fund within a 30 calendar day period.

(g) Second Round Trip – A Participant-Initiated transfer into a Restricted Fund followed by a Participant-Initiated transfer out of that same Restricted Fund within a 30 calendar-day period beginning on the calendar day a Round Trip was completed.

(h) Shares – The interests of Participants corresponding to the securities of record issued by the Restricted Fund(s) held by Intermediary.

1 As defined in SEC Rule 22c-2(b), the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

(i)  Written – Includes electronic writings and facsimile transmissions and communications.

2.       Intermediary Frequent Trading Monitoring and Purchase Restriction Period. The Fund hereby instructs and directs Intermediary to monitor for Frequent Trading. Intermediary agrees to use reasonable efforts to monitor Participant-Initiated Exchange Purchases and Exchange Redemptions in accordance with the terms set forth herein.

(a) Intermediary will monitor Participant-Initiated Exchange Purchases and Exchange Redemptions and will identify any Participant who initiates a Round Trip in a particular Restricted Fund during a 30 calendar-day period beginning with each Exchange Purchase into such Restricted Fund. Such monitoring will be done on a plan by plan basis (not across multiple plans).

(b) Any Participant identified as executing a Round Trip in a particular Restricted Fund(s) will be notified by Intermediary as soon as administratively practicable that a second Round Trip within such Restricted Fund(s) will subject such Participant to the Purchase Restriction Period set forth herein.

(c) The Fund hereby instructs Intermediary to notify the Participant and to impose the Purchase Restriction Period as soon as administratively possible on any Participant identified as completing a Second Round Trip within a particular Restricted Fund(s). Such restriction will apply only with respect to the affected Restricted Fund(s) in the Participant’s account in the Plan.

(d) Intermediary is instructed to restore the Participant’s Exchange Purchase privileges upon the expiration of the Purchase Restriction Period.

(e) The Fund agrees that the Round Trip, Second Round Trip, and Purchase Restriction Period set out within this Agreement are no more restrictive than any other periods agreed to between the Fund and any other intermediary. To the extent the Fund agrees to a shorter Round Trip, Second Round Trip, and/or Purchase Restriction Period with any other Intermediary, the Fund agrees to promptly notify GWFS, and send an amendment to this agreement reflecting the provisions more favorable to GWFS.

3.       Exempt Transactions. The Fund understands and acknowledges that the following transactions will not be subject to monitoring or data requests by Intermediary:

(a) Any and all transactions other than Participant-Initiated Exchange Purchases and Exchange Redemptions.

(b) Any transaction that is an error correction or “as-of” adjustment.

(c) Pre-scheduled systematic transactions such as Participant or model-driven automatic rebalancing.

4.        Monitoring In Lieu of Routine Data Requests by the Fund Company.

(a) As long as Intermediary is complying with the Frequent Trading Monitoring policies and procedures set out herein, the Fund agrees not to make routine requests for data from Intermediary. Intermediary will, however, provide reports and information to the Fund, in accordance with the terms of this Agreement as reasonably requested in writing for due diligence or audit purposes. The Fund agrees that in the absence of extraordinary circumstances, such requests will not be made more frequently than quarterly.

(b) If the Fund identifies a Participant that has been subject to the Purchase Restriction Period more than once because of repeated Frequent Trading, the Fund may provide written direction to Intermediary to implement special restrictions on such Participant as the Fund deems necessary. Such written direction will include a short explanation to be provided to the Plan and Participant regarding the special action. Intermediary will use reasonable efforts to impose such restrictions to the extent they are administratively feasible.

(c) Intermediary will provide the Fund with a quarterly report summarizing the total number of Participants who were restricted from purchasing during the previous calendar quarter.

5.        Information Reporting Upon Written Request of the Fund.

(a) Upon receipt of a written request by the Fund as set forth herein, Intermediary agrees to provide certain information with respect to Participant-Initiated Exchange Purchases and Participant-Initiated Exchange Redemptions as such terms are defined herein through a Plan Participant’s account maintained by Intermediary. Such information will include:

•	The Participant’s taxpayer identification number (“TIN”), Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”), if known
•	Intermediary’s alpha or numeric company identifier (e.g., NSCC number)
•	Fund/Omnibus Account Number – Intermediary’s trading account number for the Restricted Fund
•	Intermediary Fund Identification – The individual fund identifier on Intermediary’s system(s)
•	Indirect Intermediary Identification – Intermediary’s alpha or numeric identifier for another party (e.g., a third party administrator) that holds the account information
•	Intermediary’s alpha or numeric identifier for the Plan (e.g., Plan number)
•	Trade Date(s)
•	Transaction Type (e.g., purchase or redemption)
•	Dollar Amount
•	Security Identification (e.g., CUSIP)

(b)       The Fund acknowledges and agrees that Intermediary will only provide such information regarding a Participant that Intermediary is permitted to provide without Participant consent under applicable laws, rules, and regulations. If Intermediary is required by law to obtain Participant consent in order to provide certain information to the Fund, Intermediary will use reasonable efforts to obtain such consent. The Fund shall not request any information that is not identified above, unless (i) Intermediary is otherwise required to provide such information under applicable law, or (ii) Intermediary and the Fund agree otherwise in writing. Intermediary will not provide Participant or Plan share balance or dollar account balance information, agent or broker/dealer identification, or Participant name and address.

(c) Written requests for data must set forth the specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund or its designee may request transaction information older than 90 days from the date of the request only upon agreement of the Intermediary, as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund. The Fund shall refrain from making unduly costly or burdensome requests.

(d) Intermediary agrees to transmit the requested information that is on its books and records to the Fund or their designee as soon as reasonably practicable, and agrees to use commercially reasonable efforts to transmit the requested information within five business days after receipt of the request. Intermediary has no information housed by an indirect intermediary. The requested information will be communicated in accordance with standards that are mutually agreed upon by the Parties.

(e) The Fund or its designee agree not to use the information received from Intermediary for any purpose other than to comply with SEC Rule 22c-2, and such other applicable laws, rules, and regulations. The Fund shall treat the information as strictly confidential and shall take such steps as are reasonably necessary to protect its confidentiality and prevent the unauthorized disclosure or use of such information.

(f)  Intermediary agrees to take reasonable steps to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Participant that has been identified by the Fund as having engaged in transactions involving a Restricted Fund (directly or indirectly through the Intermediary’s account) that violate the trading policies established by the Fund for the purpose of eliminating or reducing potentially harmful market timing or frequent trading. Instructions must include the TIN, ITIN, or GII if known, and the specific restriction(s) to be executed. If the TIN, ITIN, or GII is not known, the request must include an equivalent identifying number of the Participant(s) or account(s) or other agreed upon information to which the instructions relate. Intermediary agrees to provide written confirmation to the Fund or its designee that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable and shall use commercially reasonable efforts to provide such confirmation not later than ten business days after the instructions have been executed.

(g) Upon written request to Intermediary by a Plan or Participant, the Fund agrees to provide to Intermediary a brief written summary of the Fund’s market timing or other abusive trading policies with respect to the Restricted Fund(s) specifying how the Participant’s trading activity violated such policies that the Intermediary may provide to the Plan or Participant initiating the request.

(h) The Fund agrees to reimburse the Intermediary for reasonable costs associated with complying with written requests for data more frequently than quarterly and for any other extraordinary requests.

6.         Plan Fiduciary Directions. At the direction of a fiduciary with respect to a Plan (e.g., trustee or plan sponsor), in lieu of following the policies and procedures set forth herein with respect to such Plan, Intermediary will close a Restricted Fund to all new purchases including exchanges and contributions, for all Participants in the Plan.

7.         Modifications. Intermediary and the Fund reserve the right to modify the Frequent Trading monitoring practices at any time by mutual agreement.

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